

Exhibit 23.2

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 23, 2023, with respect to the consolidated financial statements of The Mosaic Company and the effectiveness of internal control over financial reporting, incorporated herein by reference.

KPMG LLP

Tampa, Florida
May 30, 2023